                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 --------------

                                  FORM 10-SB-A

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
                        UNDER SECTION 12(b) OR 12(g) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                      THE FINANCIAL COMMERCE NETWORK, INC.
           ----------------------------------------------------------
           (Exact name of the registrant as specified in its charter)

                                     0-27971
                                 --------------
                            (SEC Registration Number)

            NEVADA                                    22-2582276
---------------------------------                 ---------------------
 (State or other jurisdiction of                   (I.R.S. employer
  Incorporation or Organization)                   identification no.)

      63 Wall Street
      New York, NY                                                 10005
------------------------------------------------           --------------------
 (Address of principal executive offices)                       (Zip code)

Registrant's Telephone number, including area code           (212) 742-9870
                                                  ------------------------------


        Securities to be registered pursuant to Section 12(b)of the Act:

  Title of each class                          Names of each exchange on which
  to be so registered                           each class is to be registered
  -------------------                          -------------------------------
         NONE                                             N/A

       Securities to be registered pursuant to Section 12(g) of the Act:

                          Common Stock, $.001 Par Value
                          -----------------------------
                                (Title of Class)


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ITEM 1:  BUSINESS

(a)      BUSINESS HISTORY

         The Company was organized as a corporation in Washington on July 11, 1969. Prior to March 1999, the Company had not had any material operations for some years.

         On February 16, 1999, the Company's Board of Directors authorized the issuance of an option to certain shareholders, to purchase 15 million shares of the Company's common stock for a conversion price of $5,000 in consideration of the forgiveness of certain loans made by the shareholders to the Company. On February 24, 1999, that option was purchased from the shareholders by David Weiss, a former employee of Alexander, Wescott & Co., Inc., for $95,000. The previous Board of Directors of the Company resigned effective February 26, 1999. Prior to resigning, the Board appointed David Weiss and his appointee as directors. Subsequently, the remaining members of the Board were appointed.

         On March 11, 1999, Mr. Weiss exercised his option to purchase the 15 million shares. He then contributed 13.5 million shares back to the Company to enable it to acquire operating subsidiaries. On March 29, 1999, the Company acquired Alexander, Wescott & Co., Inc. ("ALWC") as a wholly-owned subsidiary. ALWC is a registered broker-dealer with the United States Securities and Exchange Commission ("SEC") and a member of the National Association of Securities Dealers, Inc. ("NASD"). ALWC was a wholly-owned subsidiary of Alexander, Wescott Holdings, Inc., a holding company predominately owned by Richard H. Bach, the present chairman and chief executive officer of the Company. The acquisition was in exchange of 13.5 million shares, or 68% of the issued and outstanding stock of the Company, of common stock of the Company issued to the holding company. Alexander, Wescott Holdings, Inc. subsequently conducted a self tender of its shares of common stock in exchange for shares of the Company. See, Item 4, Security Ownership of Certain Beneficial Owners and Management.

         Pursuant to the approval of the Company's shareholders at a Shareholders Meeting held on May 13, 1999, the Company re-incorporated in Nevada as Intrex.com, Inc., effective May 19, 1999. On September 8, 1999, the Company changed its name to The Financial Commerce Network, Inc. The Company maintains its principal office at 63 Wall Street, New York, New York 10005.

(b)      BUSINESS OF ISSUER

         The Company is developing a comprehensive high-end financial and information services portal on the Internet for accredited investors and institutions. The portal, called 'The Financial Commerce Network' or TFCN.com, was launched on September 30, 1999. The portal is intended to be fully interactive and will be an expansion on the services presently offered by on-line investment sites such as those provided by Siebert Financial Corp., E*Trade Group and Ameritrade Holding Corp. It is intended that a user of the portal would be afforded many products and services such as on-line trading, block trades, private placements, IPOs, bond offerings, equity research and


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other matters. The trades will be executed through ALWC and such other registered broker dealers as the Company will acquire or with which the Company shall enter into strategic alliances.

         The Company's comprehensive, financial and information services Web portal is aimed at providing institutional investors and accredited private investors with comprehensive and seamless access to a broad array of informational and transactional services. TFCN.com will be a 'private club,' offering members an array of services typically only available through a private banking relationship.

         Initially the services of TFCN.com will be made available to the existing clients of ALWC, although the Company intends to market its services to others in the future.

         It is anticipated that revenues will be generated from membership fees and commissions from trading earned by the Company's registered broker dealer subsidiary.

         The Company believes that TFCN.com will become the first online source to offer all the following products and services:

PRODUCTS:

-    Online Prime Brokerage

-    Online trading

-    Online Block trading

-    Self-directed trade routing (if desired)

-    Private Placements

-    IPOs

-    Secondary Offerings

-    Asset Management

-    Foreign Equities

- 'Hedgeworld,' which is an information location containing information concerning hedge funds

-    2-way connections to other broker-dealers, information vendors etc.

SERVICES:


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-    Equity Research

-    Analytical tools

-    Real-time quotes

-    News feeds

- Information concerning news events, merger and acquisition activity in the market, etc.

-    Concierge (hotel reservations; theater, concerts and sports tickets etc.)

         It is anticipated that customers will have direct access to market makers and the New York Stock Exchange floor and will be able to execute trades through several different sources while consolidating all transactions in a single prime brokerage account that can be accessed from any location worldwide. It is anticipated that customers will also be able to choose where and how to route their orders, a level of control in trading currently unavailable through normal broker-dealer relationships.

         The Company believes that by merging the convenience and reach of the Internet with the selection and simplicity of a prime brokerage account, TFCN.com will provide a new type of service in online investing. In addition to benefitting from online informational and transactional services, it is anticipated that TFCN.com customers will be able to obtain individualized assistance from a trained team of account managers of the Company, available day and night, and reachable on the site and through a designated toll-free phone number.

         The Company currently has an existing revenue stream through its acquisition of ALWC, which continues to operate as a registered broker dealer and which generated in excess of $7 million in revenues in 1998. Revenues for the nine months ended September 30, 1999 were approximately $1,449,000.

         The Company's online services will initially be limited to the following products and services:

-    Trading in listed US Equities

-    Prime Brokerage

-    Private Placements

-    Listed Options

- Limited concierge (hotel reservations; theater, concerts and sports tickets etc.)


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         In the future, it is planned that other services will be added, eventually enabling customers to customize their transactional interface with TFCN.com. These products and services will include:

-    Fixed Income trading

-    Derivatives trading

-    Restricted stock trading

-    IPOs

-    Self-directed trade routing (if desired)

-    Secondary Offerings

-    Asset Management

-    Foreign Equities

-    'Hedgeworld'

-    2-way connections to other broker-dealers, information vendors etc

-    Equity Research

-    Analytical tools

-    Real-time quotes

-    News feeds

- Information concerning news events, merger and acquisition activity in the market, etc.

- Expanded concierge (hotel reservations; theater, concerts and sports tickets etc.)

  ALEXANDER, WESCOTT & CO, INC.:

         ALWC is presently the principal subsidiary of the Company. It is a full service broker/dealer which provides order execution, block trading and investment banking services. ALWC is registered as a broker/dealer with the Securities and Exchange Commission (SEC), the National Association of Securities Dealers, Inc. (NASD), the Municipal Securities Rulemaking Board
  (MSRB) and the Securities Investor Protection Corporation (SIPC).


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           ALWC was acquired by the Company on March 29, 1999. ALWC was a wholly-owned subsidiary of Alexander, Wescott Holdings, Inc., a holding company predominately owned by Richard H. Bach, the present chairman and chief executive officer of the Company. The acquisition was in exchange of 13.5 million shares of common stock of The Financial Commerce Network issued to the holding company.

           ALWC's approach to the securities business is similar to a private bank. ALWC believes in looking after the needs of its clients, both institutions and individuals, with the objective of establishing long-term relationships. ALWC's staff of approximately 25 investment professionals, in two offices, provide order execution, block trades and investment banking services. ALWC executes client orders through its trading desk in New York and specializes in block trades and third- market executions.

           The firm assists Small and Micro capitalization companies in raising funds through Private Placements and Bridge Loans. This sector of small, growing businesses has difficulty raising capital and gaining access to "Wall Street".

           ALWC introduces its clients on a fully disclosed basis to Spear Leeds & Kellogg. A "fully disclosed" account is an account in which the clearing firm maintains an account in the name of the client, as opposed to an "omnibus" account which is maintained only in the name of the introducing broker dealer.

           ALWC TRADING DEPARTMENT: Based in New York City, ALWC's trading desk executes orders for institutional clients and high net worth individuals. The desk also specializes in block trades and third-market executions. The desk executes both buy and sell orders, with the net cost usually being better than the offer on the buy-side and better than the bid on the sell-side. The firm's traders have developed an expertise in trading in the middle of the spread. By trading in the middle of the spread, the department can generate profits while still remaining highly competitive. The firm also operates as a "market maker" in the securities of certain companies. This means that ALWC purchases and sells such securities for the purpose of creating a market for the purchasers and sellers of such securities. ALWC's status as a market maker requires it to maintain a higher minimum net capital, as required under the federal securities laws, than other broker dealers which do not make markets.

           INSTITUTIONAL AND ACCREDITED INVESTOR SALES DEPARTMENT: Located in both of the firm's offices, the sales department is compiled of approximately 10 registered representatives specializing in institutional and private client sales. The firm primarily services clients that qualify as "accredited investors" for the purposes of the federal securities laws. An accredited investor is defined under the federal securities laws as an investor who meets one or more of the following criteria:

          * A natural person whose net worth with his spouse exceeds $1 million;


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           * A natural person who had individual income in excess of $200,000 in each of the two most recent years or joint income with his spouse in excess of $300,000 in each of those years and who reasonably expects to reach the same income level in the current year;

           * A corporation, Massachusetts or similar business trust or partnership or organization described in Section 501(c)(3) of the Internal Revenue Code, with total assets in excess of $5 million;

           * Either (i) a bank as described in Section 3(a)(2) of the Securities Act of 1933, or any savings and loan association or other institution as defined in Section 3(a)(5)(A) of the Securities Act of 1933 whether acting in its individual or fiduciary capacity, or any broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934, (ii) an insurance company as defined in Section 2(13) of the Securities Act, (iii) an investment company registered under the Investment Company Act of 1940 or a business development company as defined in Section 2 (a)(48) of such Act, (iv) a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301 (c) or (d) of the Small Business Investment Act of 1958, or (v) an employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974, if the investment decision is made by a plan fiduciary, as defined in Section 3 (21) of such Act, which plan fiduciary is either a bank, savings and loan association, insurance company or registered investment advisor, or if the employee benefit plan has total assets in excess of $5,000,000 or, if a self directed plan, with investment decisions made solely by persons who are accredited investors;

           * A private business development company as defined in Section 202(a)(22) of the Investment Advisors Act of 1940;

           * A director, executive officer or general partner of the Company;

           * A trust, with total assets in excess of $5 million whose purpose is directed by a sophisticated person as described in Rule 506(b)(2)(ii) of Regulation D of the Securities Act; or

           * An entity in which all of the equity owners are accredited investors.

           This department generates a significant percentage of the firm's total revenues via commissions (both agency and principal) on brokerage transactions resulting from the sale of equity and fixed income securities. Many of the firm's clients are institutions, such as fund managers, banks and other broker/dealers, and high net worth individuals. The firm focuses on hiring seasoned brokers with an established book of clients who are located throughout the U.S., Europe and other parts of the world. This reduces both the typical production "start-up" delays associated with inexperienced salesmen and the failure or attrition of those new recruits. Furthermore, by acquiring more seasoned professionals, the firm can service its clients better and increase its production faster with producing salesmen. The firm is currently registered in 40 states, and anticipates being registered in more as it continues to grow.


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           CORPORATE FINANCE DEPARTMENT: ALWC's investment banking activities encompass raising capital for small, growing public corporations through Private Placements and Bridge Loans. ALWC's investment banking clients are carefully selected, undervalued firms with strong growth potential. In connection with its investment banking activities, ALWC provides a full compliment of services to its corporate clients. In addition to the public or private financing of a corporate client, these services may include participation in the corporation's active development as an investment banker and consultant generating fee income.

           CLEARING ACCOUNTS AND OPERATIONS: ALWC introduces its clients on a fully disclosed basis to Spear Leeds & Kellogg. The firm chose to clear its business since this results in substituting a variable cost for a fixed cost. ALWC does not hold any funds or securities of its customers and does not directly settle or clear either its own or its customers' securities transactions. Spear Leeds & Kellogg's clearing services include billing and credit control, and receipt, custody and delivery of securities, on a fee basis. These services relieve ALWC from most of the "back office" functions associated with brokerage activities and free the firm from the need and expense of expanding its operations department based in New York, New York.

         COMPETITION

         There are existing entities conducting business and competing with the Company on various levels. Most of them have been in business for a far longer period than the Company and are larger and more established than the Company, such as Merrill Lynch & Co., PaineWebber, W.R. Hambrecht Inc. and Wit Capital. There are also other competing companies that are relatively new to this business, such as DLJDirect, Datek and E*Trade.

         Existing competitors tend to focus on specific product lines or groups of product lines. For the established firms, those services are primarily delivered in person, through the mail or over the telephone. While the Internet provides them with a complimentary communications channel it has a limited product distribution capability in the manner in which such competitors use it. For the newer companies, the Internet has become the primary communication and distribution channel, but these firms tend to focus on a more main stream customer.

         For example, PaineWebber Global Prime Brokerage (WWW.GLOBALPRIMEBROKER.COM) primarily serves institutional customers, providing clearing and custody services, global institutional sales and trading services, bridge financing and equity and economic research. Merrill Lynch's Internet services (announced June 1, 1999 and anticipated to begin operations later this year) focuses on online trading and asset management for wealthy individuals. Wit Capital (WWW.WITCAPITAL.COM) is focused on underwriting securities offerings through the Internet. W.R. Hambrecht Inc. (WWW.WRHAMBRECHT.COM) is focused on underwriting securities offerings of emerging technology companies. E*Trade provides online trading to any investor, but does not provide research and other services to its customers


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         The Company's strategy is to develop a Web portal site that will provide the institutional and high net worth customer with a diverse number of financial services and products in a unified site with the Internet as the primary communication and product distribution channel.

         Very few firms presently offer such a broad selection of products and services, as is envisioned for the Company's Web portal site, for a sophisticated customer.

           GOVERNMENT REGULATIONS

           Certain aspects of the Company's business, as that of its competitors and the financial services industry in general, are subject to stringent regulation by U.S. Federal and state regulatory agencies and securities exchanges, each of which have been charged with the protection of the financial markets and the interests of those participating in those markets. These regulatory agencies in the United States include, among others, the Securities and Exchange Commission ("SEC"), Municipal Securities Rulemaking Board ("MSRB"), the National Association of Securities Dealers, Inc. ("NASD") and the NASD Regulation, Inc. ("NASDR").

           Additional legislation and regulations and changes in rules promulgated by the SEC or other U.S. Federal and state governmental regulatory authorities and self-regulatory organizations and by non-U.S. governments and governmental regulatory agencies may directly affect the manner of operation and profitability of ALWC.

           ALWC is a registered as broker-dealer with the SEC and as such is subject to regulation by the SEC and by self-regulatory organizations, such as the NASD and any securities exchanges of which it may become a member.

           ALWC is subject to Rule 15c3-1 under the Securities Exchange Act of 1934 which is designed to measure the general financial condition and liquidity of a broker-dealer. Under this rule, they are required to maintain the minimum net capital deemed necessary to meet broker-dealers' continuing commitments to customers and others. Under certain circumstances, this rule limits the ability of the Company to withdraw capital from such broker-dealers.

           Broker-dealers are also subject to other regulations covering the operations of their business, including sales and trading practices, use of client funds and securities, and conduct of directors, officers, and employees. Broker-dealers are also subject to regulation by state securities administrators in those states where they do business. Violations of the stringent regulations governing the actions of a broker-dealer can result in the revocation of broker-dealer licenses, the imposition of censures or fines, the issuance of cease and desist orders and the suspension or expulsion from the securities business of a firm, its officers, or employees. The SEC and the national securities exchanges emphasize in particular the need for supervision and control by broker-dealers of their employees.

           TRADEMARKS


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           The Company is in the process of applying for a trademark for "TFCN."

           PATENTS

           The Company has no patents.

           EMPLOYEES

           The Company employs a full-time staff of approximately twenty-five, and has made arrangements with independent contractors for various purposes, including the development of the Web portal site discussed above. The Company considers its relations with its employees to be satisfactory.

  ITEM 2:  FINANCIAL INFORMATION

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The following discussion covers only the operations of the operating subsidiary, Alexander, Wescott & Co., Inc. ("ALWC") for the nine months ended September 30, 1998. The Financial Commerce Network, Inc. had no operations for this period.

  RESULTS OF OPERATIONS

         Results of Operations for The Financial Commerce Network, Inc. prior to March 29, 1999 were not material. Accordingly, the results reported below pertain only to the Company's sole operating subsidiary ALWC prior to March 29, 1999. Both the Company's and ALWC's fiscal year ends on December 31st.

  NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998

  NET LOSSES

         For the nine-month periods ended September 30, 1999 and 1998, the Company incurred a net loss of $23,350,285 and a net profit of $181,485, respectively. Explanations of these results are set forth below.

  REVENUE

         For the nine-month period ended September 30, 1999, the Company recorded revenue of $1,449,138 as compared to $6,255,386 for the same period ended September 30, 1998.


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         During the nine month period ended September 30, 1999, ALWC's trading and commission revenue was $954,880 and revenue from investment banking was $355,951. During the nine month period ended September 30, 1998, ALWC's trading and commission revenue was $2,620,355 and revenue from investment banking was $3,316,874.

         The decline in revenues in 1999 and resulting losses were anticipated when the decision was made to refocus the Company's business plan and to develop the Internet portal in late 1998.

         During the latter half of 1998, ALWC decided to extricate itself from the retail brokerage business. It sold one of its branch offices to another registered broker dealer and closed two other offices. The sale of the branch office was in consideration for the buyer's assumption of certain lease obligation and for a percentage of the trading commissions generated by the office for one year. The buyer never made any payments. The Company ceased to do any retail business at December 31, 1998. This had the effect of reducing revenues approximately 20%.

         Early in 1999, it was decided that ALWC should no longer continue proprietary trading. This had been profitable in the past and accounted for nearly one third of total revenues but placed ALWC's capital at risk.

         Lastly, management recognized that the Company would have to devote a substantial amount of time to launch the new Internet portal and to build a new managerial team with the requisite technical expertise and experience to ensure a successful outcome. This had the effect of reducing revenues from private placement significantly. This has largely been completed and the Company has returned to rebuilding its business and client base. The Company will primarily concentrate on execution services for its clients, private placements and third market executions for other broker dealers.

  EXPENSES

         On March 29, 1999, ALWC was acquired by the Company from Alexander, Wescott Holdings, Inc. This acquisition had a profound but temporary effect on the Company's operating results as explained above and included substantial accruals which are reflected in the September 30, 1999 balance sheet as a result of the acquisition of ALWC.

  GENERAL AND ADMINISTRATIVE

         General and administrative costs consist primarily of employee compensation and benefits and occupancy costs. Significant costs are attributed to the Company becoming a reporting public company. This status will increase audit and legal costs significantly. In relation to the Company becoming a public company, the cost of corporate relations will also increase as quarterly reports and other investor information is required. The Company anticipates that its General and Administrative costs (as a percentage of costs) will decline as the Company's operations expand.


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         General and administrative expenses increased to $22,301,306 for the nine-month period ended September 30, 1999 compared to $5,952,901 for the nine-month period ended September 30, 1998, an increase which was mostly attributable to the issuance of stock options with an exercise price below the market price.

         The Company has established a valuation allowance for its deferred tax assets, which arose from operating losses and timing differences for the recognition of compensation associated with the options that were granted during the third quarter of 1999. In order for the Company to recognize a portion or all of this benefit, it must attain profitable operations. Due to the lack of operating history in the current businesses in which the Company derives its revenues, the Company cannot be assured when and if it will attain profitable operations sufficient to realize any of these deferred tax benefits.

  FISCAL YEARS ENDED DECEMBER 31, 1998 AND 1997

         The following discussion covers only the operations of ALWC for the years ended December 31, 1998 and 1997 as The Financial Commerce Network, Inc. had no operations during these periods.

  NET LOSSES AND PROFITS

         For the year ended December 31, 1998, ALWC incurred a net loss of $85,331. For the 1997 fiscal period ALWC had a net profit of $443,493. Explanations of these results are set forth below.

  REVENUE

         For fiscal 1998 and the 1997 fiscal period ALWC's revenue was $7,117,676 and $5,862,216, respectively. During fiscal 1998, ALWC's trading and commission revenue was $3,438,171 and revenue from investment banking was $3,502,903. During fiscal 1997, revenue from trading and commissions was $3,050,175 and revenue from investment banking was $2,784,727. The increase in revenues during 1998 over 1997 was primarily attributable to normal growth of ALWC and increased investment banking and trading commissions.

  EXPENSES

  GENERAL AND ADMINISTRATIVE

         General and administrative expenses increased to $7,260,007 for fiscal 1998 compared to $5,163,723 for fiscal 1997, an increase of $2,096,284. This increase was primarily attributable to increases in compensation and benefits and clearance and communication charges. These increases were partly the result of increased revenues as described above.


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  LIQUIDITY AND CAPITAL RESOURCES

  NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998

         During the nine months ended September 30, 1999, the Company used cash for operating activities of approximately $2,345,000 compared to cash generated from operations for the nine months ended September 30, 1998 of approximately $76,000. Cash used for operations for the nine months ended September 30, 1999 resulted from the Company's net loss of approximately $23,350,285, of which $21,369,482 was a non-cash loss, partially offset by an increase in accounts payable and accrued expenses. Cash provided by operations for the nine months ended September 30, 1998 resulted from the Company's net income.

         During the nine months ended September 30, 1999 the Company generated cash from financing activities of approximately $2,733,000 compared to approximately $25,000 for the nine months ended September 30, 1998. The cash generated during the nine months ended September 30, 1999 was attributable to sales of common stock and preferred stock and advances from affiliates and shareholders. The cash provided during the nine months ended September 30, 1998 was attributable to capital contributions reduced by advances to affiliates.

          ALWC has funded a portion of its activities through September 30, 1999 from the net proceeds of private placement of its securities.

         At September 30, 1999, ALWC had current assets of $2,499,862 and current liabilities of $1,823,453.

         In addition, implementation of the Company's business plan requires capital resources substantially greater than those currently available to the Company. The Company may determine, depending on the opportunities available to it, to seek additional debt or equity financing to fund the cost of continuing expansion. There can be no assurance that additional equity financing will be available. If neither additional debt or equity financing is available, the Company might seek loans. In addition, the Company might seek some sort of strategic alliance with another company that would provide equity to the Company.

         To the extent that the Company finances expansion through the issuance of additional equity securities, any such issuance would result in dilution of the interests of the Company's stockholders. Additionally, to the extent that the Company incurs indebtedness or issues debt securities to finance expansion activities, it will be subject to all of the risks associated with incurring substantial indebtedness, including the risks that interest rates may fluctuate and cash flow may be insufficient to pay the principal of, and interest on, any such indebtedness.

          The Company has no current arrangements with respect to, or sources of, additional financing, and it is not contemplated that its existing stockholders will provide any portion of the Company's future financing requirements. There can be no assurance that any additional financing


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  will be available to the Company on acceptable terms, or at all. The inability of the Company to obtain financing when needed will have a material adverse effect on the Company.

  FISCAL YEARS ENDED DECEMBER 31, 1998 AND 1997

         During the year ended December 31, 1998 the Company used cash for operations of approximately $469,000 compared with cash used for operations of approximately $30,000 for the year ended December 31, 1997. Cash used for operations for the 1998 year resulted from the Company's net loss of approximately $85,000, increases in investments owned of approximately $139,000, unrealized appreciation on investments of approximately $141,000, decreases in securities sold, not yet purchased, of approximately $119,000 and commissions payable of $165,000 partially offset by increases in accounts payable and accrued expenses of $156,000 and amounts due to the clearing broker of $108,000. Cash used for operations for the 1997 year resulted from increases in investments owned of approximately $662,000 and other current assets of approximately $285,000 partially offset by the Company's net income of approximately $443,000 and increases in securities sold, not yet purchased, of approximately $148,000 and commissions payable of approximately $278,000.

         During the year ended December 31, 1998 cash used in investing activities amounted to approximately $204,000 compared to cash provided by investing activities of approximately $204,000 for the year ended December 31, 1997. In 1998 the cash used was attributable to advances to affiliates and in 1997 the cash provided was attributable to advances from affiliates.

         During the year ended December 31, 1998 cash provided by financing activities of approximately $535,000 was attributable to capital contributions.

  YEAR 2000 ISSUES

  BACKGROUND. Some computers, software, and other equipment include programming code in which calendar year data is abbreviated to only two digits. As a result of this design decision, some of these systems could fail to operate or fail to produce correct results if "00" is interpreted to mean 1900, rather than 2000. These problems are widely expected to increase in frequency and severity as the year 2000 approaches, and are commonly referred to as the "Year 2000 Problem."

  ASSESSMENT. The Year 2000 Problem could affect computers, software, and other equipment used, operated, or maintained by the Company. Accordingly, ALWC is reviewing its internal computer programs and systems to ensure that the programs and systems will be Year 2000 compliant. The Company presently believes that its computer systems will be Year 2000 compliant in a timely manner. However, while the estimated cost of these efforts are not expected to be material to the Company's financial position or any year's results of operations, there can be no assurance to this effect.

         ALWC has obtained certification of its processes to assess Year 2000 Problems from the National Association of Securities Dealers. The NASD has required all member firms to conduct extensive testing of their systems to ensure Y2K compliancy prior to December 31, 1999. The cost of complying to the Company was less than $10,000.

  SUPPLIERS. The Company has initiated communications with third party suppliers of the major computers, software, and other equipment used, operated, or maintained by the Company to identify and, to the extent possible, to resolve issues involving the Year 2000 Problem. However, the Company has limited or no control over the actions of these third party suppliers. Thus, while the Company expects that it will be able to resolve any significant Year 2000 Problems with these systems, there can be no assurance that these suppliers will resolve any or all Year 2000 Problems with these systems before the occurrence of a material disruption to the business of the Company or any of its customers. Any failure of these third parties to resolve Year 2000 problems with their systems in a timely manner could have a material adverse effect on the Company's business, financial condition, and results of operation.

  MOST LIKELY CONSEQUENCES OF YEAR 2000 PROBLEMS. The Company believes that it is compliant for the Year 2000 Problems. However, management believes that it is not possible to determine with complete certainty that all Year 2000 Problems affecting the Company have been identified or corrected. The number of devices that could be affected and the interactions among these devices are simply too numerous. In addition, one cannot accurately predict how many Year 2000 Problem-related failures will occur or the severity, duration, or financial consequences of these perhaps inevitable failures. As a result, management expects that the Company could likely suffer the following consequences:

  1. a significant number of operational inconveniences and inefficiencies for the Company and its clients that may divert management's time and attention and financial and human resources from its ordinary business activities; and

  2. a lesser number of serious system failures that may require significant efforts by the Company or its clients to prevent or alleviate material business disruptions.

  CONTINGENCY PLANS. ALWC completed its contingency plans in September 1999. Depending on the systems affected, these plans could include accelerated replacement of affected equipment or software, short to medium-term use of backup equipment and software, increased work hours for Company personnel or use of contract personnel to correct on an accelerated schedule any Year 2000 Problems that arise or to provide manual workarounds for information systems, and similar approaches. If ALWC is required to implement any of these contingency plans, it could have a material adverse effect on ALWC's financial condition and results of operations.

         Based on the activities described above, the Company does not believe that the Year 2000 Problem will have a material adverse effect on the Company's business or results of operations.

  DISCLAIMER. The discussion of the Company's efforts, and management's expectations, relating to Year 2000 compliance are forward-looking statements. The Company's ability to achieve Year 2000 compliance and the level of incremental costs associated therewith, could be adversely impacted by, among other things, the availability and cost of programming and testing resources, vendors' ability to modify proprietary software, and unanticipated problems identified in the ongoing compliance review.

  INFLATION

         The Company believes that the impact of inflation and changing prices on its operations since commencement of operations has been negligible.

  SEASONALITY

          The Company does not deem its revenues to be seasonal and any effect would be immaterial.

  ITEM 3:  PROPERTIES

         The Company leases office space on the 21st Floor at 63 Wall Street, New York, New York at a current monthly rental of $11,200. This lease expires January 31, 2003. The Company also leases space at 258 Genesee Street, Suite 307, Utica, New York 13502 at a monthly rental of $900 a month.

  ITEM 4:  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth, as of the date of this filing, the number of shares of the Company's outstanding Common Stock, $.001 par value, beneficially owned (as such term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) by each director of the Company, by each named executive officer of the Company, by each beneficial owner of more than 5% of the Company's Common Stock and by all of the Company's officers and directors as a group.


  Name and Address                    Amount and Nature of       Percentage
  of Beneficial Owner                 Beneficial Ownership (1)   of Class (2)
-----------------------------------   ------------------------   ------------
  Alexander, Wescott Holdings, Inc.                  2,372,720         7%
  63 Wall Street
  New York, New York

  Richard Bach                                      20,312,985        60%
  1039 Robinson Road
  Mohawk, New York 13407


  Name and Address                    Amount and Nature of       Percentage
  of Beneficial Owner                 Beneficial Ownership (1)   of Class (2)
-----------------------------------   ------------------------   ------------

Laurence Lentchner                               0                    0%
68 Mattison Road
Branchville, New Jersey 07826

Ara Proudian                             1,941,896                    6%
c/o Alexander, Wescott & Co., Inc.
63 Wall Street
New York, New York 10005

All officers and directors as a group   23,626,780                   74%

-----------------

  (1) Unless otherwise noted, all shares are beneficially owned and the sole voting and investment power is held by the person indicated.

  (2) Based on 20,393,084 shares outstanding as of September 30, 1999 and 11,500,000 options to purchase shares. Each beneficial owner's percentage ownership is determined by assuming that options or warrants that are held by such person and which are convertible or exercisable within sixty (60) days of the date hereof (pursuant to Rule 13d-3 under the Securities Exchange Act of 1934) have been converted or exercised.

  ITEM 5: DIRECTORS AND EXECUTIVE OFFICERS

         Set forth below are the names of all directors and executive officers of the Company along with certain information relating to the business experience of each of the listed officers.


       Name               Age                 Position
-------------------      -----      ---------------------------------
Richard Bach              47        Chief Executive Officer and Chairman

Ara Proudian              29        President and Director

Jim Mullen                39        Secretary and Director

Laurence Lentchner        57        Director


         Directors are elected to serve until the next annual meeting of stockholders or until their successors are elected and qualified. Officers serve at the discretion of the Board of Directors subject to any contracts of employment.

         Richard Hans Bach: Mr. Bach is the Chairman of the Board of Directors and Chief Executive Officer of the Company. He was previously the Chairman of Alexander, Wescott Holdings, Inc., which was the parent of ALWC. Before he joined Alexander Wescott Holdings Co., Inc., Mr. Bach was president of Traubner, Bach & Co., a registered broker-dealer specializing in "third-market" and institutional executions. Mr. Bach also served as president of Investors Financial Services, which was a registered commodities dealer.

         Jim Mullen: Mr. Mullen is the Mr. Mullen is Secretary of the Company and a Member of the Board of Directors. He is also manager of the Investment Banking Division of ALWC. Prior to joining ALWC in 1996, Mr. Mullen was the Foreign Operations Supervisor for the Harvard Management Company, which is responsible for Harvard University's Endowment Fund.

         Laurence H. Lentchner: Dr. Lentchner is a Member of the Board of Directors of the Company. He has been a practicing psychologist in northern new jersey for thirty years. He often consults in the area of business psychology. He has a doctor of philosophy from new york university.

         Ara Proudian: Mr. Proudian is head of over-the-counter trading at ALWC. Prior to 1996, Mr. Proudian was a co-founder and owner of Investor's Depot, a registered broker-dealer specializing in fixed income securities. Prior to that Mr. Proudian was a proprietary trader with Alltech Securities, an New York Stock Exchange member firm.

  ITEM 6:  EXECUTIVE COMPENSATION

         The following table sets forth all compensation awarded to, earned by, or paid for all services rendered to the Company by the Company's Chief Executive Officer. No other executive officer of the Company received total compensation in excess of $100,000 during the last three years.

                                       Annual Compensation    Long Term Compensation
                                       -------------------    ----------------------
                                                   Payouts     Awards
                                                   -------     ------
    (a)               (b)              (c)           (d)         (e)          (f)          (g)       (h)       (i)
                                                                                                    Long-
                                                                                                    term
                                                                Other       Restrict-               incen-
  Name                                                          Annual      ed                      tive       All
  and                                                           Compen-     Stock        Options/   Plan      Other
  Principal                                                     sation      Award(s)     SARs       Payouts    Com-
  Position              Year           Salary ($)    Bonus ($)    ($)         ($)          (#)        ($)   pensation(1)
  ---------             ----           ----------    ---------  -------     ---------    -----      ------------------------
Richard Bach,          1998           $250,000(2)   $0             0            0          0          0        5,825
Chief Executive        1997           $0(3)         $0             0        1,715,350(4)   0          0        5,825
Officer and            1996           $0(3)         $0             0            0          0          0        5,825
Chairman of the
Board of Directors

Carl Walston, (6)      1998           $175,000(2)   $0             0            0          0          0        5,825
Former President and   1997           $175,000(2)   $0             0          182,230(4)   0          0        5,825
 Director              1996           $120,000(2)   $0             0            0          0          0        5,825



Todd Nesbit (6)         1999(5)        $150,000      $0            0            0          0          0     0
Chief Operations
Officer

Brian Kelly (6)         1999(5)        $140,000      $0            0            0          0          0     0
Chief Information
Officer

Ara Proudian,           1998           $150,000(2)   $ 0           0            0          0          0     5,825
President and Director  1997           $0(3)         $ 0           0            0          0          0     5,825
                        1996           $0(3)         $ 0           0            0          0          0     5,825

--------------------------------

  (1)   Constitutes payment of insurance benefits.

  (2) Both Mr. Bach and Mr. Proudian are paid by Alexander, Wescott & Co., Inc., the wholly owned subsidiary of the Company. Mr. Walston, prior to his retirement, was also paid by Alexander, Wescott & Co., Inc.

  (3) Mr. Bach and Mr. Proudian were paid no salary in 1997 and 1996 because they acted as traders for Alexander, Wescott & Co., Inc. and were paid commissions from the customers of Alexander, Wescott & Co., Inc. on whose behalf they traded.

  (4) Mr. Bach was given a bonus in 1997 of 343,070 shares of Alexander, Wescott Holdings, Inc, which had a value of $1,715,350. Mr. Walston was given a stock bonus in 1997 of 36,446 shares of Alexander, Wescott Holdings, Inc., which had a value of $182,230. All of these shares were exchanged for shares of the Company in connection with a self tender offer made by Alexander, Wescott Holdings, Inc. to its shareholders.

  (5) Neither Mr. Nisbet nor Mr. Kelly were officers of the Company at the end of the last fiscal year.

  (6) Carl Walston retired effective November 30, 1999. Todd Nisbit and Brian Kelly resigned from the Company effective November 4, 1999 and November 30, 1999, respectively.

  COMPENSATION OF DIRECTORS

             No compensation is paid currently by the Company to any of its Directors, who are not employees of the Company. However, each Director is entitled to receive reimbursement for travel expenses for attendance at meetings of the Board.

  ITEM 7:  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

             The Company has no related party transactions.

  ITEM 8: DESCRIPTION OF SECURITIES

             The Company is authorized to issue up to 50,000,000 shares of Common Stock, par value, $.001 per share and 10,000,000 shares of preferred stock.. As of September 30, 1999, 20,393,084 shares of Common Stock were issued and outstanding and 128,000 shares of preferred stock were issued and 125,500 were outstanding.

             Each share of Common Stock is entitled to one vote per outstanding share held on each matter submitted to a vote at a meeting of shareholders. Each shareholder may exercise such vote either in person or by proxy. Shareholders are not entitled to cumulate their votes for the election of Directors. There are no preemptive or other preferential rights to purchase additional shares of Common Stock. Upon liquidation, dissolution or winding-up of the Company, the holders of Common Stock are entitled to receive, pro rata, the assets of the Company which are legally available for distribution to shareholders subject to the prior rights on liquidation of creditors and the holders of shares of Preferred Stock, if any. All of the issued and outstanding shares of Common Stock are validly authorized, fully paid and non-assessable.

  DIVIDENDS

             The Company has not paid any cash dividends on its Common Stock. The present policy of the Board of Directors is to retain earnings to finance the operations and development of the Company's business. Accordingly, it is anticipated that no cash dividends will be paid in the foreseeable future.

  TRANSFER AGENT

             The transfer agent for the Common Stock is United Stock Transfer, Inc., 3615 South Huron Street, Suite 104, Engelwood, CO 80110.

  REPORTS TO STOCKHOLDERS

             The Company, by filing this Registration Statement, is registering its Common Stock under the provisions of Section 12(g) of the Securities Exchange Act of 1934, as amended. Such registration requires the Company to comply with periodic reporting, proxy solicitation and certain other requirements of the Securities Exchange Act of 1934, as amended.

                                     PART II

  ITEM 1: MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

             The Company's Common Stock is traded in the over-the-market and reported on the NASD electronic bulletin board, under the symbol "FCNI". The following table sets forth the high and low bid prices of the Company's Common Stock as reported on the over-the-counter market for the periods indicated. The prices represent inter-dealer quotations, without retail mark-up, mark-down or commission, and may not necessarily represent actual transactions.

                                           Bid Prices
  Period                            High             Low
  ------                            ----             ---
Calendar Year 1998               $   1.39         $   0.44

 First Quarter                   $   2.50         $   0.75
  (January 1, 1999 to
   March 30, 1999)

 Second Quarter                  $   7.25         $   2.06
  (March 30, 1999 to
   June 30, 1999)

         As of September 30, 1999, there were approximately 493 record holders of the Company's Common Stock.

         The Company has never paid any cash dividends on its Common Stock and has no present intention to do so. The Company intends to retain all of its earnings for use in its business.

  ITEM 2:  LEGAL PROCEEDINGS

         The Company is a party to only one legal proceeding. Dwarf Holding, Inc. commenced an arbitration proceeding against the Company alleging that the Company breached the terms of a contract between the parties under which, Dwarf Holdings, Inc. claims that the Company was obligated to issue it freely tradeable shares. No specific amount of damages are alleged.

         The subsidiary of the Company, Alexander, Wescott & Co., Inc. ("ALWC") is named as a defendant in three legal proceedings.

         Mellon Bank, F.S.B. v. Alexander, Wescott & Co., Inc., 98 Civ. 2650 (S.D.N.Y.) - This lawsuit alleges that ALWC was paid $326,000 more than it was owed in connection with acting as a placement agent in a private offering of securities. The plaintiff seeks damages of $326,000.

         Balmore Funds, S.A. v. NCT Audio, Inc., et al., 99 Civ. 281 (S.D.N.Y.)
  - ALWC is a third party defendant in which the third party plaintiff alleges that ALWC committed fraud, made negligent misrepresentations, exercised deceptive trade practices, breached its fiduciary duty and breached its contractual obligations in connection with the private offering referred to above. NCT Audio claims that ALWC made representations and promises to Balmore Funds, S.A. that ALWC was not authorized to make. NCT Audio is seeking reimbursement for any amount that it might have to pay out as damages to Balmore Funds, S.A. Specific money damages are not specified.

         Pedrazzi v. Bishop Rosen & Co., Inc., et al., Arb. No. 99-02175 (N.A.S.D.) - a customer of ALWC alleges churning, unauthorized trading and a failure to supervise by ALWC and its employees. The arbitration seeks $50,000 damages.

  ITEM 3:  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

         Rothstein, Kass & Company, P.C. was engaged as the Company's principal accountant to audit the Company's financial statements for the fiscal year ended December 31, 1998. The Company has had no disagreements with its accountants.

  ITEM 4: RECENT SALES OF UNREGISTERED SECURITIES.

         On February 16, 1999, Company's Board authorized the issuance of an option (the "Option") to purchase 15 million shares of Company common for a conversion price of $5,000. The Option was issued to Randy McNeice, Phillip Carstens, William Ross, Gary Gottesman, Jerry Naccatato and Terrence Dunne (the "Old Investors"). The consideration for the issuance was the forgiving of certain loans made to Company by those individuals.

         On February 24, 1999, the Old Investors entered into an agreement to sell the option to David Weiss for $95,000. On March 11th Mr. Weiss exercised the option and became owner of 15 million shares of Company common stock. On March 29, 1999, Mr. Weiss contributed 13.5 million shares of common stock back to the Company in order to allow it to purchase Alexander, Wescott & Co., Inc.

         On February 26, 1999, the Company entered into a private placement agreement in which the Company issued 4,347,826 shares of common stock at a price of $.23 per share, pursuant to Rule 504.

         On March 18, 1999, the Company issued 211,498 shares of common stock in exchange for professional services rendered in connection with the provision of legal services by Neil Liebman, Esq. Those shares were valued at $0.23 per share which was the price per share as offered in the private placement in connection with which he rendered legal services.

         On June 30, 1999, the Company issued 200,000 shares of common stock to Dwarf Holdings, Inc. in connection with a consulting agreement. These shares were valued using the closing market price of the Company's stock on the dates that the services were rendered, and for the services to be rendered, the valuation was based on the closing market price on the date of issuance, less a 10% discount due to lack of marketability. As of September 30, 1999, the Company has expensed approximately $625,000 under these terminated agreements.

  ITEM 5:  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The Company's By-laws provide for indemnification of officers and directors to the fullest extent permitted by Nevada law. In addition, under the Company's By-laws, no director shall be liable personally to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director; provided that the Certificate of Incorporation does not eliminate the liability of directors for (i) any breach of the director's duty of loyalty to the Company or its stockholders; (ii) acts of omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
  (iii) acts or omissions in respect of certain unlawful dividend payments or stock redemptions or repurchases; or (iv) any transaction from which such director derives improper personal benefit.

                                    PART F/S

            INDEX TO FINANCIAL STATEMENTS AND EXHIBITS                                PAGE
  Independent Auditors' Report.................................................       F-1

  Consolidated Balance Sheets as of December 31, 1998..........................       F-2

  Consolidated Statement of Operations for the years ended December 31,
       1997 and 1998...........................................................       F-3

  Consolidated Statement of Stockholders' Equity for the years ended
       December 31, 1997 and 1998..............................................       F-4

  Consolidated Statement of Cash Flows for the years ended December 31, 1997
       and 1998................................................................       F-5

  Notes to the Financial Statements............................................       F-6-13

  EXHIBITS
      *2.1     Articles of Incorporation of The Financial Commerce Network,
               Inc., f/k/a Intrex.com, Inc. and Amended Articles

      *2.2     By-laws of The Financial Commerce Network, Inc., f/k/a
               Intrex.com, Inc.

      *3       Certificate of Designations, Preferences and Rights of Series A
               Convertible Preferred Stock of The Financial Commerce Network,
               Inc., f/k/a Intrex.com, Inc.

       6       Material Contracts
                    Spear Leeds & Kellogg Clearing Agreement

      23.1     Consent of Independent Accountants

      27.1     Financial Data Schedule


       * Previously filed

                                   SIGNATURES

                 Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  THE FINANCIAL COMMERCE NETWORK, INC.
                                  (Registrant)


  Date: January 6, 2000           By: /s/ ARA PROUDIAN
                                      -----------------------
                                      Ara Proudian, President

               THE FINANCIAL COMMERCE NETWORK, INC. AND SUBSIDIARY

                        CONSOLIDATED FINANCIAL STATEMENTS
                                       AND
                          INDEPENDENT AUDITORS' REPORT

                                DECEMBER 31, 1998

THE FINANCIAL COMMERCE NETWORK, INC. AND SUBSIDIARY


CONTENTS




INDEPENDENT AUDITORS' REPORT                                     F-1

CONSOLIDATED FINANCIAL STATEMENTS
     Consolidated Balance Sheets                                 F-2
     Consolidated Statements of Operations                       F-3
     Consolidated Statements of Stockholders' Equity             F-4
     Consolidated Statements of Cash Flows                       F-5
     Notes to Consolidated Financial Statements                  F-6

INDEPENDENT AUDITORS' REPORT



Board of Directors
The Financial Commerce Network, Inc. and Subsidiary


We have audited the accompanying consolidated balance sheet of The Financial Commerce Network, Inc. and Subsidiary as of December 31, 1998, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years ended December 31, 1998 and 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Financial Commerce Network, Inc. and Subsidiary as of December 31, 1998, and the results of their operations and their cash flows for the years ended December 31, 1998 and 1997, in conformity with generally accepted accounting principles.

                                              /s/ Rothstein Kass & Company, P.C.

Roseland, New Jersey
March 29, 1999

THE FINANCIAL COMMERCE NETWORK, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS


                                                              December 31,   September 30,
                                                                  1998           1999
                                                              ------------   -------------
                                                                              (Unaudited)
ASSETS

CURRENT ASSETS
  Cash and cash equivalents.................................   $   90,959    $     92,253
  Investments owned, at market..............................      730,138         772,130
  Investments owned, at fair value..........................      289,880         343,039
  Due from affiliate........................................                      382,946
  Deferred income taxes.....................................       57,000          57,000
  Other current assets......................................      428,866         852,494
                                                               ----------    ------------
    Total current assets....................................    1,596,843       2,499,862

OFFICE EQUIPMENT, net of accumulated depreciation of $2,678
  at December 31, 1998 and $4,076 at September 30, 1999
  (unaudited)...............................................       13,389          16,058

OTHER ASSETS................................................       25,100          35,620
                                                               ----------    ------------
                                                               $1,635,332    $  2,551,540
                                                               ==========    ============

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
  Equity securities sold, not yet purchased.................   $   32,425    $
  Accounts payable and accrued expenses.....................      248,889       1,165,714
  Commissions payable.......................................      140,075          28,737
  Bank loan payable.........................................                       74,002
  Due to stockholders.......................................                      440,000
  Due to affiliate..........................................       15,880         115,000
  Due to clearing broker....................................      108,419              --
                                                               ----------    ------------
    Total current liabilities...............................      545,688       1,823,453
                                                               ----------    ------------

COMMITMENTS AND CONTINGENCIES

  STOCKHOLDERS' EQUITY
  Common stock, $.001 par value, authorized 50,000,000
    shares, issued and outstanding 622,502 shares at
    December 31, 1998 and 20,393,084 shares at September 30,
    1999 (unaudited)........................................          623          20,393
  Convertible preferred stock, $.001 par value, authorized
    10,000,000 shares, none issued at December 31, 1998 and
    128,000 issued, 125,500 outstanding at September 30,
    1999 (unaudited)........................................                          126
  Additional paid-in capital................................      897,270      23,866,102
  Retained earnings (accumulated deficit)...................      191,751     (23,158,534)
                                                               ----------    ------------
                                                                1,089,644         728,087
                                                               ----------    ------------
                                                               $1,635,332    $  2,551,540
                                                               ==========    ============

          SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

THE FINANCIAL COMMERCE NETWORK, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

------------------------------------------------------------------------------------------------------
                                                     YEARS ENDED               NINE MONTHS ENDED
                                                     DECEMBER 31,                SEPTEMBER 30,
                                                 1997            1998         1998           1999
------------------------------------------------------------------------------------------------------
                                                                                  (UNAUDITED)
REVENUES
 Trading and commissions                     $ 3,050,175     $3,438,171     $2,620,355    $    954,880
 Investment banking                            2,784,727      3,502,903      3,316,874         355,951
 Interest                                          4,632         10,912          8,879          30,100
 Unrealized appreciation
 (depreciation) on investments                   (37,318)       140,690        264,223          75,874
 Other                                                           25,000         45,055          32,333
                                             ---------------------------------------------------------
                                               5,802,216      7,117,676      6,255,386       1,449,138
                                             ---------------------------------------------------------

EXPENSES
 Employee compensation
 and benefits                                  3,221,878      4,716,421      4,122,433       1,519,206
 Clearance                                       897,931        971,524        730,077         526,123
 Occupancy                                       183,208        280,277        204,191         114,466
 Communications                                  157,827        263,628        381,230         204,475
 Insurance                                        49,634        131,160         20,239          14,264
 Compensation for stock options                                                             20,700,000
 Other                                           653,245        896,997        494,731       1,601,306
                                             ---------------------------------------------------------
                                               5,163,723      7,260,007      5,952,901      24,679,840
                                             ---------------------------------------------------------

INCOME (LOSS) BEFORE INCOME TAXES                638,493       (142,331)       302,485     (23,230,702)

INCOME TAXES                                     195,000        (57,000)       121,000
                                             ---------------------------------------------------------

NET INCOME (LOSS)                            $   443,493     $  (85,331)    $  181,485    $(23,230,702)

PREFERRED STOCK DIVIDENDS                                                                    (119,583)
                                             ---------------------------------------------------------

NET INCOME (LOSS) APPLICABLE
  TO COMMON STOCK                            $   443,493     $  (85,331)    $  181,485    $(23,350,285)
                                             ---------------------------------------------------------

BASIC AND DILUTED INCOME (LOSS)
  PER COMMON SHARE                           $      0.71     $    (0.14)    $     0.29    $      (1.55)
                                             ---------------------------------------------------------

WEIGHTED AVERAGE NUMBER OF
  COMMON SHARES USED IN
  COMPUTING BASIC AND DILUTED
  INCOME (LOSS) PER COMMON SHARE                 622,502        622,502        622,502      15,010,806
                                             ---------------------------------------------------------


SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

THE FINANCIAL COMMERCE NETWORK, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

------------------------------------------------------------------------------------------------------------------------------------
YEARS ENDED DECEMBER 31, 1997 AND 1998 AND THE NINE MONTHS ENDED SEPTEMBER 30, 1999 (UNAUDITED)
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                                        ADDITIONAL
                                                                         COMMON STOCK            PREFERRED STOCK         PAID-IN
                                                                     SHARES        AMOUNT       SHARES     AMOUNT        CAPITAL
BALANCES, January 1, 1997                                            622,502      $   623                  $  --       $    362,270

NET INCOME
                                                                 -------------------------------------------------------------------

BALANCES, December 31, 1997                                          622,502          623

CAPITAL CONTRIBUTIONS

NET LOSS
                                                                 -------------------------------------------------------------------

BALANCES, December 31, 1998                                          622,502          623                                   897,270

ISSUANCE OF COMMON STOCK
 FOR PRIVATE PLACEMENT (unaudited)                                 4,347,826        4,348                                   995,441

ISSUANCE OF COMMON STOCK FOR SERVICES (unaudited)                    211,498          211                                        --

ISSUANCE OF COMMON STOCK (unaudited)                              15,000,000       15,000                                   (10,000)

PURCHASE OF TREASURY STOCK, (13,500,000 shares)
 (unaudited)

ASSUMPTION OF LIABILITIES RELATED TO ACQUISITION (UNAUDITED)                                                               (572,230)

ISSUANCE OF COMMON STOCK FROM TREASURY (unaudited)                                                                          (90,000)

ISSUANCE OF COMMON STOCK FOR SERVICES (unaudited)                    200,000          200                                   624,175

ISSUANCE OF PREFERRED STOCK (unaudited)                                                      128,000         128          1,201,872

CONVERSION OF PREFERRED STOCK TO
 COMMON STOCK (unaudited)                                             11,258           11     (2,500)         (2)                (9)

PREFERRED STOCK DIVIDEND (unaudited)                                                                                        119,583

ISSUANCE OF COMMON STOCK OPTIONS (unaudited)                                                                             20,700,000

NET LOSS (unaudited)

                                                                 -------------------------------------------------------------------
BALANCES, September 30, 1999 (unaudited)                          20,393,084      $20,393    125,500       $ 126       $ 23,866,102
                                                                 -------------------------------------------------------------------

                                                                         RETAINED
                                                                         EARNINGS
                                                                       (ACCUMULATED       TREASURY
                                                                         DEFICIT)           STOCK
BALANCES, January 1, 1997                                              $   (166,411)      $      --

NET INCOME                                                                                  443,493
                                                                 --------------------------------------

BALANCES, December 31, 1997                                                 362,270         277,082

CAPITAL CONTRIBUTIONS                                                                       535,000

NET LOSS                                                                                    (85,331)
                                                                 --------------------------------------

BALANCES, December 31, 1998                                                 191,751

ISSUANCE OF COMMON STOCK
 FOR PRIVATE PLACEMENT (unaudited)

ISSUANCE OF COMMON STOCK FOR SERVICES (unaudited)

ISSUANCE OF COMMON STOCK (unaudited)

PURCHASE OF TREASURY STOCK, (13,500,000 shares)                                              90,000
 (unaudited)

ASSUMPTION OF LIABILITIES RELATED TO ACQUISITION (UNAUDITED)

ISSUANCE OF COMMON STOCK FROM TREASURY (unaudited)                                          (90,000)

ISSUANCE OF COMMON STOCK FOR SERVICES (unaudited)

ISSUANCE OF PREFERRED STOCK (unaudited)

CONVERSION OF PREFERRED STOCK TO
 COMMON STOCK (unaudited)

PREFERRED STOCK DIVIDEND (unaudited)

ISSUANCE OF COMMON STOCK OPTIONS (unaudited)

NET LOSS (unaudited)                                                    (23,350,285)

                                                                 --------------------------------------
BALANCES, September 30, 1999 (unaudited)                               $(23,158,534)      $      --
                                                                 --------------------------------------


SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

THE FINANCIAL COMMERCE NETWORK, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                   YEARS ENDED                    NINE MONTHS ENDED
                                                                   DECEMBER 31,                     SEPTEMBER 30,
                                                              1997             1998            1998                1999
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                       (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)                                       $    443,493       $ (85,331)      $   181,485       $(23,350,285)
Adjustments to reconcile net income (loss) to net
  cash provided by (used in) operating activities:
Deferred income taxes                                                        (57,000)
Issuance of common stock options                                                                               20,700,000
Preferred stock dividend                                                                                          119,583
Common stock issued for professional services                                                                     624,375
Depreciation                                                                   2,678             4,017              1,398
Unrealized depreciation (appreciation)
  on investments                                              37,318        (140,690)         (264,223)           (75,874)
Changes in operating assets and liabilities:
Investments owned, at cost                                  (279,739)       (138,556)           24,451             33,882
Investments owned, at cost                                  (382,170)         38,635           206,610            (53,159)
Other current assets                                        (285,237)        (62,883)         (109,306)          (423,628)
Other assets                                                  10,668          (6,100)          138,797            (10,520)
Equity securities sold, not yet purchased                    147,675        (119,034)         (142,096)           (32,425)
Accounts payable and accrued expenses                         31,510         156,100           252,927            341,617
Commissions payable                                          278,017        (164,937)         (188,580)          (111,338)
Due to clearing broker                                       (31,448)        108,419           (28,071)          (108,419)
                                                       ---------------------------------------------------------------------------

NET CASH PROVIDED BY (USED IN) OPERATING
  ACTIVITIES                                                 (29,913)       (468,699)           76,011         (2,344,793)
                                                       ---------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
Advances from (repayments to) affiliate                      220,249        (204,369)                            (382,946)
Purchases of office equipment                                (16,067)                           (1,419)            (4,067)
                                                       ---------------------------------------------------------------------------

NET CASH PROVIDED BY (USED IN) INVESTING
  ACTIVITIES                                                 204,182        (204,369)           (1,419)          (387,013)
                                                       ---------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
Sales of common stock                                                                                           1,000,000
Sales of preferred stock                                                                                        1,202,000
Advances from (repayments to) affiliate                                                       (195,120)            99,120
Payments on bank loan                                                                                              (8,020)
Advances from stockholders                                                                                        440,000
Capital contributions                                                        535,000           220,000
                                                       ---------------------------------------------------------------------------

NET CASH PROVIDED BY FINANCING ACTIVITIES                                    535,000            24,880          2,733,100
                                                       ---------------------------------------------------------------------------

NET INCREASE (DECREASE) IN CASH AND
  CASH EQUIVALENTS                                           174,269        (138,068)           99,472              1,294

CASH AND CASH EQUIVALENTS, beginning of period                54,758         229,027           229,027             90,959
                                                       ---------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS, end of period                $    229,027       $  90,959       $   328,499       $     92,253
                                                       ---------------------------------------------------------------------------

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

THE FINANCIAL COMMERCE NETWORK, INC. AND SUBSIDIARY

                                                              YEARS ENDED                        NINE MONTHS ENDED
                                                              DECEMBER 31,                         SEPTEMBER 30,
                                                       1997                 1998             1998                1999
------------------------------------------------------------------------------------------------------------------------
                                                                                                    (UNAUDITED)


SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING
  AND FINANCING ACTIVITIES
  Common stock issued for professional
  services (411,498 shares)(unaudited)            $          --      $          --      $           --      $   673,022
                                                  ----------------------------------------------------------------------

  Common stock options issued as
  compensation (11,500,000 options)(unaudited)    $          --      $          --      $           --      $20,700,000
                                                  ----------------------------------------------------------------------


During the nine months ended September 30, 1999, the Company assumed liabilities of $572,230 as part of the acquisition of Alexander Wescott & Co., Inc. (unaudited)


SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

THE FINANCIAL COMMERCE NETWORK, INC. AND SUBSIDIARY


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.     NATURE OF BUSINESS                 The Financial Commerce Network, Inc.
                                          ("TFCN") was incorporated in the State
                                          of Washington in July 1969 for the
                                          purpose of acquiring other
                                          corporations. Alexander, Wescott &
                                          Co., Inc. ("ALWC"), the sole
                                          subsidiary of TFCN, is a broker-dealer
                                          registered with the Securities and
                                          Exchange Commission (SEC) and an
                                          introducing broker registered with the
                                          Commodity Futures Trading Commission
                                          (CFTC). ALWC is also a member of the
                                          National Association of Securities
                                          Dealers, Inc. (NASD) and the National
                                          Futures Association (NFA). ALWC's
                                          operations consist primarily of
                                          engaging in principal transactions and
                                          providing investment banking services.


2.     SUMMARY OF SIGNIFICANT
        ACCOUNTING POLICIES               PRINCIPLES OF CONSOLIDATION

                                          The consolidated financial
                                          statements include the accounts
                                          of TFCN and its wholly-owned
                                          subsidiary, ALWC (collectively
                                          the Company). All significant
                                          intercompany transactions and
                                          balances have been eliminated in
                                          consolidation.

                                          ACQUISITION

                                          Effective March 29, 1999, Alexander,
                                          Wescott Holdings, Inc. (Holdings), the
                                          parent company of ALWC entered into an
                                          agreement with TFCN. The agreement
                                          provided for TFCN to issue 13,500,000
                                          shares of its common stock and assume
                                          liabilities of approximately $572,000,
                                          in exchange for all of Holdings'
                                          outstanding shares of ALWC in a
                                          transaction accounted for as a reverse
                                          acquisition. As a result, ALWC is
                                          considered to be the acquiring company
                                          since the stockholders of ALWC
                                          acquired more than 50% of the issued
                                          and outstanding stock of TFCN. For the
                                          years ended December 31, 1998 and 1997
                                          TFCN had no revenues, costs and
                                          expenses were approximately $2,000,
                                          and other income was approximately
                                          $4,000 in 1998. At December 31, 1998,
                                          assets consisted of cash of $802. The
                                          accompanying financial statements give
                                          effect to this acquisition.

                                          CASH AND CASH EQUIVALENTS

                                          The Company considers money market
                                          accounts to be cash equivalents.

                                          OFFICE EQUIPMENT

                                          Office equipment is stated at cost
                                          less accumulated depreciation. The
                                          Company provides for depreciation
                                          using the straight-line method over an
                                          estimated useful life of 6 years.

THE FINANCIAL COMMERCE NETWORK, INC. AND SUBSIDIARY


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    2. SUMMARY OF SIGNIFICANT
        ACCOUNTING POLICIES
         (CONTINUED)                      SECURITIES TRANSACTIONS

                                          Securities transactions and the
                                          related revenues and expenses are
                                          recorded on the trade date.

                                          INVESTMENT BANKING REVENUES

                                          Investment banking revenues are
                                          recorded in accordance with the terms
                                          of the investment banking agreements.

                                          INVESTMENTS OWNED AND EQUITY
                                          SECURITIES SOLD, NOT YET PURCHASED

                                          All investments owned and equity
                                          securities sold, not yet purchased are
                                          valued at market and unrealized gains
                                          and losses are reflected in revenues.

                                          INVESTMENTS OWNED, AT FAIR VALUE

                                          Investments owned, at fair value
                                          include restricted equity securities
                                          which are valued using appropriate
                                          reductions from market to provide for
                                          restrictions on marketability and
                                          warrants received in connection with
                                          investment banking services, which are
                                          priced using the Black-Scholes Options
                                          pricing model.

                                          INCOME (LOSS) PER COMMON SHARE

                                          The Company complies with Statement of
                                          Financial Accounting Standards No.
                                          128, "Earnings Per Share" (SFAS 128).
                                          SFAS No. 128 requires dual
                                          presentation of basic and diluted
                                          earnings per share for all periods
                                          presented. Basic earnings per share
                                          excludes dilution and is computed by
                                          dividing income (loss) available to
                                          common shareholders by the weighted
                                          average number of common shares
                                          outstanding for the period. Diluted
                                          earnings per share reflects the
                                          potential dilution that could occur if
                                          securities or other contracts to issue
                                          common stock were exercised or
                                          converted into common stock or
                                          resulted in the issuance of common
                                          stock that then shared in the earnings
                                          of the entity. Basic and diluted
                                          income (loss) per common share were
                                          the same for all periods presented.

                                          INCOME TAXES

                                          ALWC filed its 1997 and will file its
                                          1998 federal income tax return on a
                                          consolidated basis with Holdings.
                                          Income tax expense is allocated
                                          pursuant to the separate tax
                                          attributes of each company. There were
                                          no significant income taxes for TFCN
                                          for any of the periods presented.

THE FINANCIAL COMMERCE NETWORK, INC. AND SUBSIDIARY


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    2. SUMMARY OF SIGNIFICANT
        ACCOUNTING POLICIES
        (CONTINUED)                       The Company complies with Statement of
                                          Financial Accounting Standards No. 109
                                          (SFAS 109), "Accounting for Income
                                          Taxes". SFAS 109 requires the
                                          recognition of deferred tax assets and
                                          liabilities for both the expected
                                          future tax impact of differences
                                          between the financial statement and
                                          tax bases of assets and liabilities,
                                          and for the expected future tax
                                          benefit to be derived from tax loss
                                          carryforwards. Valuation allowances
                                          are established, when necessary, to
                                          reduce deferred tax assets to the
                                          amount expected to be realized.

                                          DEFERRED REGISTRATION COSTS

                                          The Company has deferred professional
                                          and other fees incurred in connection
                                          with a proposed public offering. If
                                          the offering is successful, these
                                          costs will be charged to additional
                                          paid-in capital; otherwise the costs
                                          will be charged to operations.

                                          UNAUDITED FINANCIAL STATEMENTS

                                          The financial statements as of
                                          September 30, 1999 and for the nine
                                          months ended September 30, 1999 and
                                          1998 are unaudited. These financial
                                          statements reflect all adjustments
                                          which are, in the opinion of
                                          management, necessary for a fair
                                          presentation of the results for the
                                          interim periods. All such adjustments,
                                          if any, are of a normal and recurring
                                          nature.

                                          USE OF ESTIMATES

                                          The preparation of financial
                                          statements in conformity with
                                          generally accepted accounting
                                          principles requires management to make
                                          estimates and assumptions that affect
                                          the reported amounts of assets and
                                          liabilities and disclosure of
                                          contingent assets and liabilities at
                                          the date of the financial statements
                                          and the reported amounts of revenues
                                          and expenses during the reporting
                                          period. Actual results could differ
                                          from those estimates.

THE FINANCIAL COMMERCE NETWORK, INC. AND SUBSIDIARY


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.     NET CAPITAL REQUIREMENT            ALWC, as a member of the NASD, is
                                          subject to the SEC Uniform Net Capital
                                          Rule 15c3-1. This Rule requires the
                                          maintenance of minimum net capital and
                                          that the ratio of aggregate
                                          indebtedness to net capital, both as
                                          defined, shall not exceed 15 to 1 and
                                          that equity capital may not be
                                          withdrawn, or cash dividends paid, if
                                          the resulting net capital ratio would
                                          exceed 10 to 1. ALWC is also subject
                                          to the CFTC's minimum financial
                                          requirements which require that ALWC
                                          maintain net capital, as defined,
                                          equal to the greater of its
                                          requirements under Regulation 1.17
                                          under the Commodity Exchange Act or
                                          Rule 15c3-1. At December 31, 1998,
                                          ALWC's net capital was approximately
                                          $216,000, which was approximately
                                          $116,000 in excess of its minimum
                                          requirement of $100,000. At September
                                          30, 1999 (UNAUDITED), ALWC's net
                                          capital was approximately $681,000
                                          which was approximately $581,000 in
                                          excess of its minimum requirement of
                                          $100,000. At various times during the
                                          nine months ended September 30, 1999,
                                          the Company was in violation of its
                                          minimum net capital requirement. This
                                          violation was caused by an error in
                                          the computation and was cured in early
                                          July as soon as ALWC became aware of
                                          the error.


4.     OTHER CURRENT ASSETS               Other current assets consist of the
                                          following at December 31, 1998 and
                                          September 30, 1999 (unaudited)



                                                                                   1998          1999
                                          Prepaid expenses                       $ 31,502      $102,781
                                          Receivable from clearing broker         127,262       269,391
                                          Advances against commissions            145,339       277,840
                                          Other receivables                        72,405       150,124
                                          Promissory note                          52,358        52,358
                                                                                 ----------------------
                                                                                 $428,866      $852,494
                                                                                 ----------------------
                                                                                 ----------------------

                                          The promissory note from a former
                                          employee of approximately $52,000,
                                          plus interest at 9% per annum, is due
                                          on or before December 31, 1999.

5.     ACCOUNTS PAYABLE AND
        ACCRUED EXPENSES                  Accounts payable and accrued expenses
                                          consist of the following at December
                                          31, 1998 and September 30, 1999
                                          (unaudited).


                                                                       1998             1999
                                          Accounts payable          $ 248,889        $  458,447
                                          Other accrued expenses                        209,201
                                          Payroll and related                           498,066
                                                                    ---------------------------
                                                                    $ 249,889        $1,165,714
                                                                    ---------------------------
                                                                    ---------------------------


THE FINANCIAL COMMERCE NETWORK, INC. AND SUBSIDIARY


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.    BANK LOAN PAYABLE
        (UNAUDITED)                       The bank loan, assumed in connection
                                          with the acquisition of ALWC, is a
                                          variable rate Commercial Promissory
                                          Note, with an interest rate of 2% over
                                          the Wall Street Journal Prime Rate.
                                          The loan is repayable in 60 monthly
                                          payments of principal and interest
                                          through October 2002.

7. INCOME TAXES                           The provision for income taxes
                                          consists of the following:


                                                                 December 31,              September 30,
                                                             1997          1998         1998           1999
                                          CURRENT
                                           Federal         $145,000      $   -        $ 97,000        $   -
                                           State             50,000                     24,000
                                                           ------------------------------------------------------
                                                            195,000                    121,000
                                                           ------------------------------------------------------
                                          DEFERRED
                                           Federal                        (44,000)                  (7,472,000)
                                           State                          (13,000)                  (1,868,000)
                                                           ------------------------------------------------------
                                                                          (57,000)                  (9,340,000)
                                          LESS VALUATION
                                          ALLOWANCE                                                  9,340,000
                                                           ------------------------------------------------------
                                                                          (57,000)
                                                           ------------------------------------------------------
                                                           $195,000      $(57,000)    $121,000     $     -
                                                           ----------------------------------------------------
                                                           ----------------------------------------------------


                                          The deferred income tax benefit of
                                          approximately $57,000 for the year
                                          ended December 31, 1998 results from
                                          the 1998 operating loss. The deferred
                                          income tax asset of $9,340,000
                                          resulting from the loss sustained in
                                          the nine months ended September 30,
                                          1999, has been fully reserved as
                                          management has no assurance that the
                                          benefits will be realized. The
                                          deferred tax asset balance consists of
                                          a deferred federal tax asset of
                                          approximately $44,000 and a state
                                          deferred tax asset of approximately
                                          $13,000 at December 31, 1998. In 1997,
                                          income tax expense does not bear a
                                          normal relationship to income before
                                          income taxes due to the utilization of
                                          previously reserved deferred tax
                                          assets relating to net operating loss
                                          carryforwards of approximately
                                          $166,000.

THE FINANCIAL COMMERCE NETWORK, INC. AND SUBSIDIARY


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8.     RELATED PARTY
       TRANSACTIONS                       On March 11, 1999, an officer of TFCN
                                          exercised an option to purchase
                                          15,000,000 shares of the Company's
                                          common stock for $5,000.

                                          ALWC paid Holdings for rental of
                                          office space and equipment and for
                                          other operating expenses amounting to
                                          $312,455 and $215,328, respectively,
                                          during the years ended December 31,
                                          1998 and 1997, respectively, and
                                          $87,330 and $212,287, respectively,
                                          for the nine months ended September
                                          30, 1999 and 1998, respectively,
                                          (unaudited). Additionally, during
                                          1999, the Company made certain
                                          advances to enable Holdings to meet
                                          its current cash flow requirements
                                          (unaudited).

                                          Also during 1999, the Company received
                                          approximately $115,000 from an
                                          affiliate which is non-interest
                                          bearing and due on demand (unaudited).

9.     TREASURY STOCK                     On March 29, 1999, the Company paid
                                          $90,000 to certain creditors of an
                                          officer of the Company in exchange for
                                          the creditors releasing their security
                                          interest in 13,500,000 shares of the
                                          Company's common stock. Simultaneous
                                          with the release of the security
                                          interest, the officer contributed to
                                          the Company's treasury the 13,500,000
                                          shares of common stock which were then
                                          issued to acquire all of the
                                          outstanding shares of ALWC. This
                                          valuation was determined based upon
                                          the cash paid for the benefit of the
                                          officer in consideration for the
                                          officer's contribution to the Company
                                          of the 13,500,000 shares of stock.


10.    OFF-BALANCE SHEET RISK             Pursuant to clearance agreements, ALWC
                                          introduces all of its securities
                                          transactions to clearing brokers on a
                                          fully-disclosed basis. All of the
                                          customers' money balances and long and
                                          short security positions are carried
                                          on the books of the clearing brokers.
                                          In accordance with the clearance
                                          agreements, ALWC has agreed to
                                          indemnify the clearing brokers for
                                          losses, if any, which the clearing
                                          brokers may sustain from carrying
                                          securities transactions introduced by
                                          ALWC. In accordance with industry
                                          practice and regulatory requirements,
                                          ALWC and the clearing brokers monitor
                                          collateral on the customers' accounts.
                                          In addition, the receivables from the
                                          clearing brokers are pursuant to these
                                          clearance agreements.


11.    EXEMPTION FROM
        RULE 15c3-3                       At December 31, 1998 and 1997 and
                                          September 30, 1999 (UNAUDITED), ALWC
                                          was exempt from the Securities and
                                          Exchange Commission Rule 15c3-3 and,
                                          therefore, is not required to maintain
                                          a "Special Reserve Bank Account for
                                          the Exclusive Benefit of Customers".

THE FINANCIAL COMMERCE NETWORK, INC. AND SUBSIDIARY


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12.    RETIREMENT PLAN                    ALWC has a 401(k) plan (the Plan),
                                          which was implemented during 1998,
                                          covering all employees who meet
                                          certain eligibility requirements. ALWC
                                          makes a matching contribution to the
                                          Plan, which is at the discretion of
                                          ALWC and is determined annually. There
                                          were no matching contributions for the
                                          years ended December 31, 1998 and 1997
                                          or for the nine months ended September
                                          30, 1999 and 1998 (UNAUDITED).


13.    COMMITMENTS (UNAUDITED)            The Company is obligated under various
                                          operating leases for office space
                                          which expire through January 2003.


14.    CONTINGENCIES                      In the normal course of business, ALWC
                                          has been named as a defendant in
                                          various matters. Management of ALWC,
                                          after consultation with legal counsel,
                                          believes that the resolution of these
                                          matters will not have a material
                                          adverse effect on the financial
                                          condition, results of operations or
                                          cash flows of ALWC.

15.    SALE OF BUSINESS                   On December 31, 1998 ALWC sold its
                                          Mineola, New York retail business for
                                          $25,000. At December 31, 1998 and
                                          September 30, 1999 (UNAUDITED),
                                          $25,000 is included in other assets as
                                          a receivable from the buyer.

16.     SUBSEQUENT EVENTS                 Effective February 16, 1999, TFCN
                                          entered into a 1 for 25 reverse stock
                                          split, thereby reducing the number of
                                          outstanding shares of the Company's
                                          common stock to 622,502. The financial
                                          statements give retroactive effect to
                                          the reverse stock split.

                                          On February 26, 1999, the Company
                                          entered into a private placement
                                          agreement in which the Company issued
                                          4,347,826 shares at a price of $.23
                                          per share and realized proceeds of
                                          $1,000,000. Additionally, the Company
                                          issued 211,498 shares of common stock
                                          in exchange for professional services
                                          rendered in connection with this
                                          transaction.

17.    SUBSEQUENT EVENTS
         (UNAUDITED)                      In May 1999 the Company entered into
                                          agreements with various internet
                                          consulting firms to begin the
                                          development of its internet portal
                                          website.

                                          On May 13, 1999 the Company
                                          reincorporated in the State of Nevada
                                          and is now authorized to issue a total
                                          of 60,000,000 shares consisting of
                                          10,000,000 shares of preferred stock
                                          with a par value of $.001 and
                                          50,000,000 shares of common stock with
                                          a par value of $.001. In addition to
                                          the reincorporation, the Company
                                          changed its name to Intrex.com, Inc.

THE FINANCIAL COMMERCE NETWORK, INC. AND SUBSIDIARY


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17.    SUBSEQUENT EVENTS
       (UNAUDITED) (CONTINUED)            In June 1999 the Company issued
                                          200,000 restricted shares of common
                                          stock to a vendor for services
                                          rendered and to be rendered to the
                                          Company. The vender was to identify,
                                          engage and manage a web solutions
                                          vendor with responsibility for
                                          designing a website, provide a
                                          spokesperson for media engagements,
                                          recruit and hire certain officers for
                                          the Company as well as assist in
                                          certain financing activities.

                                          These shares were valued using the
                                          closing market price of the Company's
                                          stock on the dates that the services
                                          were rendered, and for the services to
                                          be rendered, the valuation was based
                                          on the closing market price on the
                                          date of issuance, less a 10% discount
                                          due to lack of marketability. As of
                                          September 30, 1999, the Company has
                                          expensed approximately $625,000 under
                                          these terminated agreements.

                                          During the third quarter of 1999 the
                                          Company issued 128,000 shares of its
                                          $10, 6% convertible preferred stock
                                          and received proceeds of $1,202,000,
                                          net of expenses of $78,000. In
                                          accordance with this private placement
                                          agreement, the preferred stock is
                                          convertible into common shares of TFCN
                                          as prescribed in the agreement. The
                                          shares are convertible at a 25%
                                          discount from market. Accordingly,
                                          approximately $119,000 has been
                                          recorded as a preferred stock
                                          dividend, to account for this
                                          beneficial conversion feature.

                                          On August 17, 1999 the Company granted
                                          options to purchase 11,500,000 shares
                                          of common stock with an exercise price
                                          of $.875 to certain officers and a
                                          director of the Company. The options
                                          vest immediately and expire in five
                                          years. Based on the underlying price
                                          of the securities on the date of
                                          grant, approximately $20,700,000 was
                                          charged to operations during the third
                                          quarter of 1999.

                                          On September 8, 1999 the Company
                                          changed its name to The Financial
                                          Commerce Network, Inc.